SECURITIES [illegible] SION

02019149

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-51508

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Adamson Brothers, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Paramus Plaza IV
(No. and Street)

Paramus (City) NJ (State) 07652 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andy Altahwi (201) 518-1200
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name - *if individual, state last, first, middle name*)

75 Eisenhower Parkway (Address) Roseland (City) NJ (State) 07068-1697 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CCH B80300 0831

OATH OR AFFIRMATION

I, Andy Altahwi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Adamson Brothers, Inc., as of December 31, 2001, ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

Melanie Burroughs
Notary Public
MELANIE BURROUGHS
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 11/24/2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEX

* * *

J.H. COHN LLP

Roseland, NJ • Edison, NJ • Englewood Cliffs, NJ • Lawrenceville, NJ • Ocean, NJ • New York, NY • Bronxville, NY • San Diego, CA

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholder
Adamson Brothers, Inc.

We have audited the accompanying statement of financial condition of ADAMSON BROTHERS, INC. as of December 31, 2001, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Adamson Brothers, Inc. as of December 31, 2001, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. H. Cohn LLP

Roseland, New Jersey
February 12, 2002

ADAMSON BROTHERS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 21,791
Deposit with clearing organization	50,000
Receivable from clearing organization	65,713
Other assets	98,529
Total	$236,033

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Borrowings under line of credit	$ 47,770
Accounts payable and accrued expenses	19,909
Total liabilities	67,679
Commitments and contingencies	
Stockholder's equity:	
Common stock, no par value; 200 shares authorized; 10 shares issued and outstanding	-
Additional paid-in capital	275,655
Accumulated deficit	(107,301)
Total stockholder's equity	168,354
Total	$236,033

See Notes to Financial Statements.

ADAMSON BROTHERS, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

Revenues:	
Commissions	$ 491,485
Loss on principal transactions	(19,283)
Interest	5,470
Other income	47,791
Total	525,463
Expenses:	
Compensation and benefits	216,250
Commissions and floor brokerage	102,448
Regulatory fees and expenses	19,032
Communications	76,616
Occupancy and equipment rental	71,116
Interest	1,611
General and administrative	234,552
Total	721,625
Net loss	$(196,162)

See Notes to Financial Statements.

ADAMSON BROTHERS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total Stockholder's Equity
	Shares	Amount			
Balance, January 1, 2001	10	-	$135,955	$ 88,861	$224,816
Capital contributions			139,700		139,700
Net loss				(196,162)	(196,162)
Balance, December 31, 2001	10	$ -	$275,655	$(107,301)	$168,354

See Notes to Financial Statements.

ADAMSON BROTHERS, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

Operating activities:	
Net loss	$(196,162)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	27,750
Changes in operating assets and liabilities:	
Deposit with clearing organization	50,000
Receivable from clearing organization	(65,713)
Securities owned	81,594
Other assets	(15,302)
Payable to clearing organization	(15,699)
Accounts payable and accrued expenses	(4,874)
State income taxes payable	(1,496)
Net cash used in operating activities	(139,902)
Investing activities - purchases of fixed assets	(15,065)
Financing activities:	
Capital contributions	139,700
Borrowings under line of credit, net	28,066
Net cash provided by financing activities	167,766
Net increase in cash and cash equivalents	12,799
Cash and cash equivalents, beginning of year	8,992
Cash and cash equivalents, end of year	$ 21,791
Supplemental disclosures of cash flow data:	
Interest paid	$ 1,611
Income taxes paid	$ 726

See Notes to Financial Statements.

Note 1 - Business and summary of significant accounting policies:

Business:

Adamson Brothers, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. The Company received approval from the SEC to commence brokerage operations on October 9, 1999.

The Company has an agreement with another broker-dealer (the "clearing broker") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii).

As of December 20, 2001, the Company was licensed in the State of Connecticut as a First Mortgage Lender/Broker by the Department of Banking. This license is effective until September 30, 2002.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Securities transactions and valuations:

Securities transactions and related commission expenses are recorded on a trade date basis.

The Company's securities owned are concentrated in marketable equity securities. Those securities positions and its deposits in money market accounts are valued at market and unrealized gains and losses are included in the results of operations during each period.

Cash equivalents:

Cash equivalents are investments in money market funds.

Equipment and furniture:

Equipment, furniture and leasehold improvements are carried at cost. Depreciation and amortization are provided using the straight-line method. The carrying value of those assets summarized below has been included in other assets as of December 31, 2001 and consist of the following:

	Estimated Useful Life	Amount
Computer equipment	3-5 years	$ 70,828
Furniture and fixtures	5 years	21,121
Leasehold improvements	4 years	9,628
		101,577
Less accumulated depreciation and amortization		42,624
Total		$ 58,953

Note 1 - Business and summary of significant accounting policies (concluded):

Income taxes:

The Company has elected to be treated as an "S" Corporation under Sections 1361-1378 of the Internal Revenue Code. Under these Sections, corporate income, in general, is taxable based on the stockholder's proportionate interest in the corporation.

The Company has also elected to be treated as an "S" Corporation for New Jersey State income tax purposes. However, the State of New Jersey does impose a tax on "S" Corporation income at a reduced rate.

The Company accounts for state income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. There were no material deferred tax assets or liabilities at December 31, 2001.

Note 2 - Credit facility:

At December 31, 2001, the Company has an unsecured line of credit with a financial institution. Maximum borrowings under the agreement are $50,000. The agreement provides for interest at the prime rate plus 1% and borrowings are payable on demand.

Note 3 - Commitments and contingencies:

Operating leases:

The Company leases its office space under an operating lease that expires in August 2005. Office leases generally require the Company to pay real estate taxes and maintenance costs. Minimum future rental commitments under noncancelable leases in years subsequent to December 31, 2001 are as follows:

Note 3 - Commitments and contingencies (concluded):

Operating leases (concluded):

Year Ending December 31,	Amount
2002	$ 47,600
2003	48,186
2004	48,771
2005	32,774
Total	$177,331

Rent expense under noncancelable operating leases was $65,589 in 2001.

Litigation:

The Company is a party to various legal actions arising in the ordinary course of business. The Company is vigorously defending itself against these actions. In the opinion of management, the outcome of these actions will not have a material effect on the financial condition, results of operations, or cash flows of the Company.

Note 4 - Financial instruments with off-balance-sheet risk:

The Company maintains cash and cash equivalent deposits with banks and brokers. At times, such deposits exceed Federal or other applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with major financial institutions and monitoring their credit ratings.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the clearing broker, the Company may be exposed to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may incur. Margin accounts guaranteed by the Company had an approximate average aggregate balance of $692,000 during December 2001.

Additionally, the Company is exposed to off-balance-sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

Note 4 - Financial instruments with off-balance-sheet risk (concluded):

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral or to reduce positions when necessary.

Note 5 - Net capital requirement:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the first twelve months of operations and 15 to 1 thereafter. The Company had net capital of $69,413 at December 31, 2001, which was $64,413 in excess of its required net capital of $5,000 at December 31, 2001. The Company's net capital ratio was .98 to 1 at December 31, 2001.

Note 6 - Subsequent event:

Effective January 23, 2002, the Company became licensed as a First Mortgage Lender in the State of New Jersey by the Department of Banking and Insurance. This license is effective until June 30, 2003.

* * *

ADAMSON BROTHERS, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

Net capital:	
Total stockholders' equity	$168,354
Deduct nonallowable assets and charges - other assets	98,529
Net capital before haircuts on securities positions	69,825
Haircut on money market funds	412
Net capital	$ 69,413
Aggregate indebtedness - total liabilities	$ 67,679
Computation of basic net capital requirement:	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement)	$ 5,000
Excess of net capital	$ 64,413
Excess of net capital at 1,000%	$ 62,645
Ratio of aggregate indebtedness to net capital	.98

ADAMSON BROTHERS, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (Concluded)
DECEMBER 31, 2001

Reconciliation with the Company's computation (included in Part IIA of Form X-17A-5) as of December 31, 2001:		
Net capital as reported in the Company's Part IIA (Unaudited) FOCUS report		$ 84,388
Decrease in net capital resulting from changes in:		
Haircuts on securities positions		31,513
Audit adjustments, net:		
Balance sheet reclassification	$(18,822)	
Statement of operations changes	(27,666)	(46,488)
Net capital per above		$ 69,413
Aggregate indebtedness as reported in the Company's Part IIA (Unaudited) FOCUS report		$ 48,540
Increase in aggregate indebtedness resulting from audit adjustments to increase accounts payable and other liabilities		19,139
Aggregate indebtedness per above		$ 67,679

See Report of Independent Public Accountants.

J.H. COHN LLP

Roseland, NJ • Edison, NJ • Englewood Cliffs, NJ • Lawrenceville, NJ • Ocean, NJ • New York, NY • Bronxville, NY • San Diego, CA

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL CONTROL

To the Stockholder
Adamson Brothers, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Adamson Brothers, Inc. as of and for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc. and the other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J. H. Cohn LLP

Roseland, New Jersey
February 12, 2002

ADAMSON BROTHERS, INC.

REPORT ON FINANCIAL STATEMENTS
(With Supplementary Information)

YEAR ENDED DECEMBER 31, 2001